Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO SHAREHOLDERS

At an Extraordinary General Meeting held on April 19, 2013, approval was given for the 10% share bonus through the capitalization of revenue reserves, ratified by the Central Bank of Brazil on May 6, 2013.

Based on the shareholding position at the close of business on May 20, 2013 the shares resulting from the bonus have been included  in the shareholders’ position free of charge as of May 24, 2013.

With respect to the share fractions arising from the bonus, Itaú Unibanco Holding S.A. notifies its shareholders that:

1.
Those wishing to transfer share fractions resulting from the bonus issue for completing 1 (one) whole new share or any whole number of shares, may do so between the period from May 27, 2013 to June 25, 2013, pursuant to the provision in the third paragraph, Article 169 of Law 6.404/76.

2.
After this period has elapsed, the remaining share fractions will be grouped into whole shares and sold by auction to be held on the BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange, dividing the product of the sale proportionally among the holders of the share fractions. The relative amount will be made available on a date to be set following the auction.

São Paulo, May 27, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer